Menlo Park 0102
Tel: +27 (12) 429 0000
Fax: +27 (12) 429 0100

Chartered Accountants (SA)

March 3, 2003

Telkom SA Limited
Telkom Towers North
152 Proes Street
PRETORIA
0001

Dear Sirs

**REGISTRATION STATEMENT TO BE ISSUED IN RESPECT OF TELKOM SA LIMITED**

We hereby consent to the use in this Registration Statement on Form F-1 of TELKOM SA Limited of our review report dated December 12, 2002, relating to the financial statements of Vodacom Group (Proprietary) Limited which appear in such Registration Statement. We also consent to the references to us under the heading "Experts" in such Registration Statement.

PricewaterhouseCoopers Inc.

Deloitte & Touche

**PricewaterhouseCoopers Inc.**
**Registered Accountants and Auditors**
**Chartered Accountants (SA)**
**Pretoria,**
**March 3, 2003**

**Deloitte & Touche**
**Registered Accountants and Auditors**
**Chartered Accountants (SA)**
**Pretoria,**
**March 3, 2003**